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05044873

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 AND ENDING September 30, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Boston Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Old Bedford Road
(No. and Street)

Lincoln (City) MA (State) 01773 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol A. Higgins 781-259-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Naffah and Company, P.C.
(Name – *if individual, state last, first, middle name*)

401 Andover Street (Address) North Andover (City) MA (State) 01845 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth A. Watson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Boston Capital Corporation, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


AMANDA J. NELSON
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires May 19, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 2 3 2005
WASH, D.C.
213
SECTION

U.S. BOSTON CAPITAL CORPORATION

(A Wholly Owned Subsidiary of
U.S. Boston Corporation)

FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

U.S. BOSTON CAPITAL CORPORATION
(A Wholly Owned Subsidiary Of U.S. Boston Corporation)

TABLE OF CONTENTS

NAFFAH & COMPANY PC
Certified Public Accountants and Consultants
401 Andover Street • North Andover, MA 01845

Douglas L. Naffah, C.P.A.
Mary Ellin Costello, C.P.A.
Marilyn A. Censullo, C.P.A.

Tel: 978.685.8540
Fax: 978.685.8740

To the Board of Directors
U.S. Boston Capital Corporation
55 Old Bedford Road
Lincoln North
Lincoln, MA 01773

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of U.S. Boston Capital Corporation (A Wholly-Owned Subsidiary of U.S. Boston Corporation) as of September 30, 2005 and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Boston Capital Corporation as of September 30, 2005 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supporting schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



October 27, 2005

U.S. BOSTON CAPITAL CORPORATION
(A Wholly Owned Subsidiary of U.S. Boston Corporation)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED SEPTEMBER 30, 2005

ASSETS

Cash	$ 20,938
Cash – restricted	1,000
Notes receivable	250,000
Commissions receivable	164,532
Marketable securities, at market value	216,375
Prepaid expenses	6,974
Exchange membership, at cost	50
TOTAL ASSETS	$ 659,869

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	
Affiliates	$ 107,208
Other	19,875
Accounts payable	52,939
Accrued income taxes	565
Total Liabilities	180,587
SUBORDINATED DEBT	250,000
STOCKHOLDER'S EQUITY	
Common stock - $.10 par value; 150,000 shares authorized, issued and outstanding	15,000
Additional paid-in capital	38,730
Retained earnings	175,552
Total Stockholder's Equity	229,282
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 659,869

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly Owned Subsidiary of U.S. Boston Corporation)

STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2005

REVENUES	
Commissions and service fees	$2,936,749
Unrealized gains on marketable securities	53,871
Dividend income	5,366
Total Revenues	2,995,986
EXPENSES	
Commission expense	2,163,650
Operating expenses	782,694
Total Expenses	2,946,344
INCOME BEFORE PROVISION FOR TAXES	49,642
PROVISION FOR TAXES	
State	802
Total Provision for Taxes	802
NET INCOME	$ 48,840

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly Owned Subsidiary of U.S. Boston Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED SEPTEMBER 30, 2005

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance - September 30, 2004	$ 15,000	$ 38,730	$126,712	$ 180,442
Net Income - 2005	-	-	48,840	48,840
Balance - September 30, 2005	$ 15,000	$ 38,730	$175,552	$ 229,282

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly Owned Subsidiary of U.S. Boston Corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Subordinated borrowings at September 30, 2004	$ 250,000
Increases:	
Secured demand note collateral agreements for equity capital	-
Decreases :	
Payment of secured demand note collateral agreements	-
Subordinated borrowings at September 30, 2005	$ 250,000

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly Owned Subsidiary of U.S. Boston Corporation)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 48,840
Adjustments to reconcile net income to	
net cash provided by operating activities	
Unrealized gains on marketable securities	(53,871)
Reinvested dividend income	(5,366)
(Increase) decrease in operating assets	
Commissions receivable	(65,214)
Prepaid expenses	2,138
Increase (decrease) in operating liabilities	
Commissions payable	19,595
Accounts payable	51,989
Accrued income taxes	(682)
Net Cash Used in Operating Activities	(2,571)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of sale of marketable securities	(12,000)
Net Cash Used in Investing Activities	(12,000)
DECREASE IN CASH	(14,571)
CASH - BEGINNING OF YEAR	36,509
CASH - END OF YEAR	$ 21,938

Supplemental schedules of cash flows information:

Cash paid during the year for income taxes	$ 1,468

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly Owned Subsidiary of U.S. Boston Corporation)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

1. ORGANIZATION AND NATURE OF BUSINESS

U.S. Boston Capital Corporation (the Company) is a wholly owned subsidiary of U.S. Boston Corporation (the Parent), with its principal office and place of business in Lincoln, Massachusetts. The Company is a Broker/Dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Boston Stock Exchange and the National Association of Securities Dealers (NASD).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records on the accrual method of accounting whereby revenue is recorded when it is earned and expenses are recorded as they are incurred.

Cash

The Company maintains cash accounts with a high credit quality, Boston-based bank, the daily balances of which, at times, due to the timing of reconciling items, may exceed FDIC insurance limits. The Company has never incurred losses on these accounts. The uninsured bank balances at September 30, 2005 totaled $451,853.

For the purpose of the Statement of Cash Flows, the Company has defined cash as cash in banks and certificates of deposit with maturities of less than ninety days.

Cash – restricted consists of $1,000 in a special reserve bank account for the exclusive benefit of customers, in compliance with Federal and other regulations.

Commissions Receivable

Management considers all receivables collectible. Accordingly, there is no allowance for doubtful accounts at September 30, 2005.

Marketable Securities

Investments in marketable securities with readily determinable fair values are measured at fair market value in the Statement of Financial Condition. Realized and unrealized gains or losses are reflected in the Statement of Income.

Prepaid Expenses

Certain expenses are routinely paid which cover more than one fiscal period. At September 30, 2005, prepaid expenses consisted of various insurance premiums and regulatory fees.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company files a consolidated tax return with its parent corporation. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statements for a subsidiary as if it filed a separate return.

Taxes payable consisted of the following at September 30, 2005:

State	$ 565
Total	$ 565

Temporary differences between financial statements and income tax reporting are immaterial; therefore there is no provision for deferred taxes.

3. RELATED PARTY TRANSACTIONS

The Company transacts business with three affiliated companies. Related party transactions occurring during the year ended September 30, 2005 are as follows:

Commission revenue is disbursed to affiliated companies and is recorded as commission expense on the Statement of Income. Commission expense to an affiliated company for the year ended September 30, 2005 was $2,085,792 of which $107,208 is included in Commissions Payable in the Statement of Financial Condition.

Pursuant to an expense sharing agreement with an affiliate, the Company paid the affiliate $36,500 per month for certain salary and administrative costs incurred by the affiliate on behalf of the Company. A total of $438,000 was paid to the affiliate during the fiscal year ended September 30, 2005. In accordance with the agreement, the monthly fee is reassessed annually at the end of the fiscal year.

4. NOTES RECEIVABLE

Notes receivable at September 30, 2005, consists of two secured non-interest bearing demand notes with two officers of the Company dated November 10, 2003. The notes are secured by certain securities pledged as collateral. The notes are security for the secured demand note collateral agreements disclosed in Note 6 of these financial statements.

5. MARKETABLE SECURITIES

Marketable securities consist of mutual funds, and are carried at fair market value. Cost and market values are summarized as follows:

Market value:	
Quantitative Emerging Markets Fund	$160,088
Quantitative Foreign Value Fund	56,287
Total Market Value	$216,375
Aggregate Cost	$158,667

6. SUBORDINATED DEBT

The borrowings under subordination agreements at September 30, 2005 are as follows:

Two secured non-interest bearing demand note collateral agreements, dated November 10, 2003, with two officers of the Company, payable on November 10, 2008. These notes are secured by the demand notes receivable disclosed in Note 4 of these financial statements.	$ 250,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, however, at September 30, 2005, the Company had net capital of $432,940 and its ratio of aggregate indebtedness to net capital was 0.42 to 1.

Part II of the most recent Focus Report of U.S. Boston Capital Corporation on Form X-17a-5 is available for examination or copying at the Boston regional office of the Securities and Exchange Commission or at the office of the Company, 55 Old Bedford Road, Lincoln North, Lincoln, Massachusetts, 01773.

SCHEDULE I

U.S. BOSTON CAPITAL CORPORATION
(A Wholly Owned Subsidiary of U.S. Boston Corporation)

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 SEPTEMBER 30, 2005

Total stockholder's equity	$ 229,282
Add subordinated liabilities to claims of general creditors allowable in computation of net capital	250,000
Total capital and allowable subordinated liabilities	479,282
Less non-allowable assets -	
Commissions receivable	6,862
Prepaid expenses	6,974
Exchange membership	50
	13,886
Haircuts on securities	
Marketable securities	32,456
Total adjustments	(46,342)
Net capital	$ 432,940
Aggregate indebtedness	$ 180,587
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 12,040
Minimum dollar net capital requirement of reporting broker/dealer	$ 250,000
Excess net capital	$ 182,940
Excess net capital at 1,000%	$ 414,881
Ratio: Aggregate indebtedness to net capital	0.42 to 1

See accountants' report.

U.S. BOSTON CAPITAL CORPORATION
(A Wholly Owned Subsidiary of U.S. Boston Corporation)

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)
SEPTEMBER 30, 2005

Net Capital of $432,940 does not differ from the amount reported by U.S. Boston Capital Corporation in Part II of the Focus Report on Form X-17a-5 at September 30, 2005.

SCHEDULE III

U.S. BOSTON CAPITAL CORPORATION
(A Wholly Owned Subsidiary of U.S. Boston Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A RULE 15c3-3 SEPTEMBER 30, 2005

Total Credit Items	$ -
Total Debit Items	-
Reserve Computation	
Excess of total debits over total credits	-
Required Deposit	$ -

There are no differences from the above computation and the Company's computation reported in Part II of the Focus Report on Form X-17a-5 as of September 30, 2005.

See accountants' report.

SCHEDULE IV

U.S. BOSTON CAPITAL CORPORATION
(A Wholly Owned Subsidiary of U.S. Boston Corporation)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2005

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control has been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
A. Number of items	-

See accountants' report.


SEC MAIL PROCESSING
RECEIVED
NOV 2 3 2005
WASH, D.C.
213
SECTION

U. S. BOSTON CAPITAL CORPORATION
(A Wholly Owned Subsidiary of U.S. Boston Corporation)

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

NAFFAH & COMPANY PC
Certified Public Accountants and Consultants
401 Andover Street • North Andover, MA 01845

Douglas L. Naffah, C.P.A.
Mary Ellin Costello, C.P.A.
Marilyn A. Censullo, C.P.A.

Tel: 978.685.8540
Fax: 978.685.8740


SEC MAIL PROCESSING
RECEIVED
NOV 2 3 2005
WASH, D.C.
213
SECTION

To the Board of Directors
U.S. Boston Capital Corporation
55 Old Bedford Road
Lincoln North
Lincoln, MA 01773

Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of U. S. Boston Capital Corporation (a wholly owned subsidiary of U. S. Boston Corporation) (the Company), as of, and for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Boston Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Naffah and Company P.C.

October 27, 2005